Exhibit 99.14

IMPERIAL TOBACCO GROUP PLC ANNOUNCES BOARD CHANGES

Imperial Tobacco Group PLC today announces the appointment of Graham Blashill, currently Group Sales and Marketing Director, as a member of the PLC Board, effective from 28 October 2005.

Mr Blashill, aged 58, joined Imperial Tobacco in 1968 and assumed responsibility for all of the Group’s sales and marketing activities in February 2005. He has been integral to the successful development and implementation of Imperial Tobacco’s strategy for many years and has held a number of senior sales and marketing positions including Managing Director UK and Regional Director for Western Europe.

Imperial Tobacco Group PLC also announces that Simon Duffy and Sipko Huismans will retire as Non-Executive Directors at the conclusion of the 2006 AGM having each served nine years on the Board.  Iain Napier will become the recognised senior independent Non-Executive Director at such time in succession to Anthony Alexander.  They will both continue to be Joint Vice Chairmen.

In addition Imperial Tobacco Group PLC announces that  David Thursfield resigned as a Non-Executive Director with effect from 28 October 2005 due to his increasing level of external commitments.

Derek Bonham, Chairman of Imperial Tobacco Group PLC commented: “I am delighted to welcome Graham to the Imperial Tobacco Board and I am sure he will contribute significantly to the continued success and development of Imperial Tobacco as a major force in the world tobacco industry.  He has a wealth of experience in managing the growth of our brands and profits in the competitive and highly regulated markets in which we operate.

“I would also like to thank Simon and Sipko for their outstanding contribution to the Company since its demerger in 1996 and David for his contribution since 2003 and I wish them all well for the future.  We have been planning for the potential retirements of Simon and Sipko and the appointments of Susan Murray in December 2004 and Colin Day in July 2005 have ensured that a smooth transition has taken place.

“Over the coming months we will be seeking to appoint one or more additional Non-Executive Directors to ensure that the Board and its committees continue to remain suitably balanced.”

Enquiries

Alex Parsons	Group Media Relations Manager	Tel: +44 (0)117 933 7241

Nicola Tate	Investor Relations Manager	Tel: +44 (0)117 933 7082

John Nelson-Smith	Investor Relations Manager	Tel: +44 (0)117 933 7032

Copies of our announcements are available on our website:  www.imperial-tobacco.com